Trust for Advisor Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

October 25, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advisor Solutions (the “Trust”)
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 to the
Registration Statement on Form N-14 (File No. 333-213670) (the “Amendment”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective on Wednesday, October 26, 2016, or as soon thereafter as practicable.

In connection with this request, Hatteras Capital Distributors, LLC the underwriter for the Trust, has also signed this letter requesting acceleration.

If you have any questions regarding the above responses, please do not hesitate to contact Stacie L. Lamb at (414) 765-4850 or Stacie.lamb@usbank.com.

Sincerely,

Trust for Advisor Solutions	Hatteras Capital Distributors, LLC

/s/ Stacie L. Lamb Stacie L. Lamb Secretary	/s/ R. Lance Baker R. Lance Baker Chief Financial Officer